EXHIBIT 4

General

Effective as of December, 23, 2025, each of the Reporting Persons subscribed to purchase membership interests in FONAR, LLC, a Delaware limited liability company (“Acquisition LLC”), and Acquisition LLC accepted such subscriptions. Under their respective subscriptions, the Reporting Persons each agreed to become members of Acquisition LLC and to make capital contributions in a manner that their full subscription amounts are tendered prior to the consummation of the merger (the “Merger”) of a wholly-owned subsidiary of Acquisition LLC, FONAR Acquisition Sub, Inc. (“Merger Co”), with and into the Issuer pursuant to a merger agreement among Acquisition LLC, Merger Co, and the Issuer (the “Merger Agreement”). Further information concerning the Merger Agreement is provided below. Such subscription amounts to be tendered by the Reporting Persons to Acquisition LLC may be made by means of contributions of cash and/or shares of the Issuer’s equity securities, including shares of Common Stock valued at $19.00 per share of Common Stock, an amount equal to the per share merger consideration for shares of Common Stock as contemplated by the Merger Agreement. Such cash subscription funds will be contributed by Acquisition LLC to Merger Co immediately prior to the effectiveness of the Merger. As a result of the Merger, such cash funds will become liquid assets of the Issuer and will be used to fund, in part, the merger consideration to be paid to the public shareholders of the Issuer in connection with the consummation of the Merger. As noted below, the Issuer’s equity securities being contributed by the Reporting Persons to Acquisition LLC will be cancelled in connection with the consummation of the Merger in accordance with the Merger Agreement.

Merger Agreement

On December 23, 2025, the Issuer entered into the Merger Agreement with Acquisition LLC and Merger Co (FONAR Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquisition LLC), pursuant to which, subject to the satisfaction of the conditions set forth in the Merger Agreement, Acquisition LLC will acquire all of the issued and outstanding shares of the Issuer (other than shares owned by Acquisition LLC, the Issuer or any of their respective wholly owned subsidiaries, and Dissenting Shares (as defined below), for an amount in cash equal to the Merger Consideration (as defined below). Acquisition LLC was formed by a group of individuals led by the Issuer’s Chief Executive Officer, Timothy Damadian, and consisting of various executives and employees of the Issuer, including Chief Operations Officer Luciano Bonanni and director Ron Lehman, who are members of Acquisition LLC holding equity interests of Acquisition LLC (such individuals, collectively with Acquisition LLC and Merger Sub, the “Acquisition Group”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, upon the Closing (as defined below) of the Transactions (as defined below), Merger Sub will merge with and into the Issuer (the “Merger,” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”), and the separate corporate existence of Merger Sub will cease. The Issuer will be the surviving corporation in the Merger as a wholly owned subsidiary of Acquisition LLC.

A special committee of the board of directors of the Issuer (the “Board”), consisting solely of independent and disinterested members of the Board (the “Special Committee”), has unanimously (i) determined that the terms of the Merger Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Issuer and the holders of (a) Common Stock, (b) Class B common stock, par value $0.0001 per share, of the Issuer (the “Issuer Class B Common Stock”), (c) Class C common stock, par value $0.0001 per share, of the Issuer (the “Issuer Class C Common Stock,” and, collectively with the Common Stock and Issuer Class B Common Stock, the “Issuer Capital Stock”), and (d) Class A non-voting preferred stock, par value $0.0001 per share, of the Issuer (the “Issuer Class A Preferred Stock”) (excluding the holders of Acquisition LLC Cancelled Shares (as defined below), (ii) recommended to the disinterested members of the Board that the Board (A) adopt resolutions approving, adopting, and declaring advisable the Merger Agreement and the Transactions, including the Merger, and (B) submit the Merger Agreement and Merger to the Issuer’s stockholders for adoption and approval at a special meeting of the Issuer’s stockholders to consider the proposed transaction (the “Issuer Stockholders Meeting”), and (iii) recommended to the disinterested members of the Board that the Board recommend that the Issuer’s stockholders vote for the adoption of the Merger Agreement and the Merger at the Issuer Stockholders Meeting.

The Board, following the unanimous recommendation of the Special Committee and after commercially reasonable, full disclosure of the interests in the Merger and other transactions contemplated by the Merger Agreement by the interested directors (and taking into account that directors Timothy Damadian, Ron Lehman, and Jessica Maher recused themselves from the vote), have unanimously (i) determined that the Merger Agreement and Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, are fair to, and in the best interests of, the Issuer and Issuer’s stockholders (other than the holders of Acquisition LLC Cancelled Shares); (ii) approved and declared advisable the execution, delivery, and performance of the Merger Agreement and Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) directed that the Merger Agreement and Merger be submitted to a vote of the holders of Issuer Capital Stock for adoption at the Issuer Stockholders Meeting in accordance with Sections 144 and 251 of the Delaware General Corporation Law (the “DGCL”); and (iv) resolved to recommend that holders of Issuer Capital Stock vote in favor of the adoption of the Merger Agreement in accordance with the DGCL (collectively, the “Issuer Board Recommendation”).

The closing of the Transactions under the Merger Agreement (the “Closing”) is expected occur to within three business days after the satisfaction, or waiver to the extent permitted under the terms of the Merger Agreement, of the conditions to Closing, but in no event later than March 12, 2026 (the “End Date”); provided that the End Date shall be automatically extended to the later of 90 days following (i) the date the Issuer’s definitive proxy statement on Schedule 14A is filed and (ii) the date, if applicable, upon which any governmental review or investigation, including, without limitation, any review or investigation by the Securities and Exchange Commission (the “SEC”), is completed.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Issuer Capital Stock and Issuer Class A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Issuer Capital Stock or Issuer Class A Preferred Stock owned by the Issuer or Acquisition LLC or any of their respective wholly owned subsidiaries (collectively, “Acquisition LLC Cancelled Shares”), and (ii) shares held by a holder (a) who has not voted in favor of or consented in writing to the adoption of the Merger Agreement and (b) who is entitled to demand and has properly exercised appraisal rights for such shares in accordance with Section 262 of the DGCL (such shares referenced in the foregoing clause (ii), collectively, “Dissenting Shares”)), will be converted into the right to receive an amount of cash consideration, as follows: (A) each issued and outstanding share of Common Stock and Issuer Class B Common Stock (other than Acquisition LLC Cancelled Shares and Dissenting Shares), will be converted automatically into the right to receive $19.00 per share, (B) each issued and outstanding share of Issuer Class C Common Stock (other than Acquisition LLC Cancelled Shares and Dissenting Shares) will be converted automatically into the right to receive $6.34 per share, and (C) each issued and outstanding share of Issuer Class A Preferred Stock (other than Acquisition LLC Cancelled Shares and Dissenting Shares) will be converted automatically into the right to receive $10.50 per share, in each instance, without interest and subject to deduction for any required withholding tax (collectively, the “Merger Consideration”).

Stockholders of the Issuer will be asked to vote to approve and adopt the Merger Agreement and Merger at the Issuer Stockholders Meeting that will be held on a date to be determined and announced in accordance with the terms of the Merger Agreement and applicable securities laws.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties by each of the Issuer, Acquisition LLC and Merger Sub, and also contains customary covenants and agreements, including, among other things, covenants by the Issuer to (i) conduct its business in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) not to take certain expressly enumerated actions during such period without the prior written consent of Acquisition LLC (not to be unreasonably withheld, conditioned or delayed), including without limitation amending the Issuer’s or any of its subsidiaries’ charter documents, incurring indebtedness, settling claims or actions, engaging in any transactions with any affiliate of the Issuer, declaring dividends on, or repurchasing or issuing, selling, pledging, disposing of or encumbering, any securities of the Issuer or any of its subsidiaries, or effecting any stock split, combination or reclassification of any such securities, and amending material contracts (in each case, during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement or the Effective Time).

Under the terms of the Merger Agreement, the Issuer is subject to a customary “no-shop” provision that restricts the Issuer and its subsidiaries and their respective representatives from, directly or indirectly, soliciting, initiating, or knowingly facilitating or encouraging the submission of any Takeover Proposal (as defined in the Merger Agreement) from third parties or providing non-public information to or participating in any discussions or negotiations with any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal, or entering into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any Takeover Proposal (each, a “Issuer Acquisition Agreement”), or approving any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL (in each case, during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement or Effective Time). However, prior to the receipt of the Requisite Issuer Vote (as defined below), the “no-shop” provision permits the Special Committee to, directly or indirectly through any representative, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited, written Takeover Proposal that the Special Committee believes in good faith, after consultation with the Special Committee’s financial advisors and outside legal counsel, constitutes a Superior Proposal, and thereafter furnish to such third party non-public information relating to the Issuer or any of the Issuer’s subsidiaries pursuant to an executed confidentiality agreement; provided, in each such case, that the Board first shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would cause the Board to be in breach of its fiduciary duties under Delaware law. In addition, Acquisition LLC has agreed to maintain in effect the Issuer’s current directors’ and officers’ liability insurance for a period of six years following the Effective Time.

Under the Merger Agreement, and as soon as practicable following its execution, (i) the Issuer shall prepare and cause to be filed with the SEC a proxy statement on Schedule 14A and (ii) the Issuer and other participants in the Transactions, including Parent and the other members of the Acquisition Group, shall jointly prepare and cause to be filed with the SEC a Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of the Merger Agreement by the Issuer’s stockholders (the “Schedule 13E-3”).

Closing Conditions

Completion of the Merger is subject to various Closing conditions, including, among other things, (i) the Issuer’s receipt at the Issuer Stockholders Meeting of (a) the affirmative vote of shares representing a majority of the Issuer Capital Stock outstanding and entitled to vote, voting together as a single class, after giving effect to the respective voting powers of each class of Issuer Capital Stock (the “Issuer Stockholder Approval”), and (b) the affirmative vote of a majority of the votes cast at the Issuer Stockholder Meeting by disinterested stockholders of their shares of Issuer Capital Stock, voting together as a single class after giving effect to the respective voting powers of each class of Issuer Capital Stock (the “Disinterested Stockholder Approval” and, together with the Issuer Stockholder Approval, the “Requisite Issuer Vote”), in each instance, in favor of the approval and adoption of the Merger Agreement and the consummation of the Merger, (ii) the absence of any law, regulation, order, writ, assessment, decision, injunction, decree, ruling or judgment by any governmental entity, arbitrator or other tribunal having jurisdiction over any party to the Merger Agreement, whether temporary, preliminary or permanent, that makes illegal, enjoins or otherwise prohibits consummation of the proposed Transactions, including the Merger, (iii) the expiration or termination of any waiting period applicable to the consummation of the Merger under, and the filing of all required filings and receipt of all required approvals under, applicable antitrust laws, (iv) the receipt of all consents, approvals, and other authorizations of any governmental entity required to consummate the Merger and the other Transactions, free of any condition that would reasonably be expected to have an Issuer Material Adverse Effect (as defined in the Merger Agreement) or a material adverse effect on Acquisition LLC’s and Merger Sub’s ability to consummate the Transactions, (v) other customary Closing conditions relating to the representations, warranties, and covenants of each of Issuer, on the one hand, and Acquisition LLC and Merger Sub, on the other hand, including the accuracy in all respects of the other party’s representations and warranties (subject to certain qualifiers relating to material adverse effect and de minimis inaccuracies), the other party’s compliance with its covenants and agreements, and performance of its obligations, in all material respects (in each instance, as contained and more fully described in the Merger Agreement), and (vi) with respect to the obligations of Acquisition LLC and Merger Sub to consummate the Closing, the absence of any event, change or effect that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

Termination

The Merger Agreement contains certain termination rights of the parties, including (i) the right to terminate the Merger Agreement at any time prior to the Effective Time by the mutual written consent of Acquisition LLC, Merger Sub, and the Issuer and (ii) the right of either Acquisition LLC or the Issuer to terminate the Merger Agreement at any time prior to the Closing (whether before or after receipt of the Requisite Issuer Vote) if (a) the Merger is not consummated on or before the End Date (provided, that such right to terminate will not be available to any party whose breach of any representation, warranty, covenant or agreement under the Merger Agreement is the principal cause of the failure of the Merger to be consummated on or before the End Date), (b) any laws or governmental orders prohibit the consummation of the Merger, so long as the terminating party has not breached in any material respects its obligation to use its reasonable best efforts to obtain any necessary governmental or contractual approvals required in connection with the Merger, or (c) the Requisite Issuer Vote is not obtained at the Issuer Stockholders Meeting.

Acquisition LLC has the further right to terminate the Merger Agreement at any time prior to the Effective Time if: (A) (i) prior to the time the Requisite Issuer Vote is obtained, the Board has (a) withdrawn or modified the Issuer Board Recommendation in any manner adverse to Acquisition LLC, (b) failed to include the Issuer Board Recommendation in the Issuer’s proxy statement for the Issuer Stockholders Meeting, (c) publicly proposed to, or has, adopted, approved, endorsed, declared advisable or recommended a Takeover Proposal, (d) failed to recommend against acceptance of any tender offer or exchange offer for the shares of Issuer Common Stock within ten business days after the commencement of such offer, or (e) failed to reaffirm (publicly, if so requested by Acquisition LLC) the Issuer Board Recommendation within ten business days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Issuer or the person making such Takeover Proposal (a “Issuer Adverse Recommendation Change”), or (ii) the Issuer has approved or adopted, or recommended the approval or adoption of, any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other contract relating to any Takeover Proposal; (B) the Issuer has breached or failed to perform in any material respect its covenants and agreements relating to non-solicitation or the Issuer Stockholders Meeting and the proxy statement relating thereto; or (C) the Issuer has breached any of its representations, warranties, covenants, or agreements contained in the Merger Agreement which would give rise to the failure of a Closing condition and such breach is not capable of being cured prior to the End Date or has not been cured within 30 business days after notice of such breach is provided by Acquisition LLC to the Issuer, so long as neither of Acquisition LLC or Merger Sub are then in material breach of any representation, warranty, agreement or covenant contained in the Merger Agreement.

The Issuer has the further right to terminate the Merger Agreement at any time prior to the Effective Time if (x) prior to receipt of the Requisite Issuer Vote, the Board authorizes the Issuer (to the extent permitted by and subject to the Issuer’s obligations under the Merger Agreement, including the Issuer’s non-solicitation obligations) to accept a Superior Proposal and enter into an Issuer Acquisition Agreement (other than a confidentiality agreement) (a “Issuer Alternative Transaction”), provided that the Issuer has paid any termination fee due and payable under the Merger Agreement, and subject to the Issuer substantially concurrently entering into such Issuer Acquisition Agreement, or (y) either Acquisition LLC or Merger Sub has materially breached any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, which breach would give rise to a failure of a Closing condition and such breach is not capable of being cured prior to the End Date or has not been cured within 30 business days after notice of such breach is provided by the Issuer to Acquisition LLC, so as long as the Issuer is not then in material breach of any representation, warranty, agreement, or covenant contained in the Merger Agreement.

Termination Fee

Upon termination of the Merger Agreement under specified circumstances set forth therein, the Issuer will be required to pay Acquisition LLC a termination fee equal to $450,000, including the aggregate dollar amount of Acquisition LLC’s reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of Acquisition LLC and Acquisition LLC’s affiliates), incurred by Acquisition LLC or on its behalf in connection with or related to, among other things, the authorization, preparation, negotiation, execution and performance of the Merger Agreement and any transactions related thereto, and all other matters related to the Merger and the other transactions contemplated by the Merger Agreement. Subject to certain limitations set forth in the Merger Agreement, either party may terminate the Merger Agreement if the Merger is not consummated by the End Date (including as may be extended from time to time in accordance with the terms of the Merger Agreement).

Delisting of Shares of Common Stock

If the Merger and other proposed Transactions are consummated, the Issuer Common Stock will cease to be quoted on the Nasdaq Stock Exchange and will be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is expected that Issuer, as the surviving company in the Merger, will apply for the Common Stock to be de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Financing Commitments

Acquisition LLC has delivered to the Issuer (i) an executed bank financing commitment letter (the “Bank Commitment Letter”) from OceanFirst Bank, N.A. (“OceanFirst”), pursuant to which, and subject to the terms and conditions set forth in the Bank Commitment Letter, OceanFirst has committed to provide debt financing in an aggregate amount of $35,000,000, (ii) executed debt subscription agreements (the “Debt Commitment Agreements”) from certain financing sources (including investors in Acquisition LLC) (each, individually, a “Debt Financing Source” and, collectively, the “Debt Financing Sources”), pursuant to which, and subject to the terms and conditions set forth in the Debt Commitment Agreements, the Debt Financing Sources have committed to provide debt financing in an amount of not less than $10,000,000 (the transactions described in the foregoing clauses (i) and (ii), collectively, the “Debt Financing”), and (iii) executed equity subscription agreements (the “Equity Commitment Agreements” and, collectively with the Bank Commitment Letter and the Debt Commitment Agreements, the “Financing Commitments”), from certain investors, pursuant to which such investors have committed, subject to the terms and conditions set forth in the Equity Commitment Agreements, to provide equity financing (comprised of cash and rollover securities) in an amount of not less than $45,000,000 (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

The Transactions are not contingent on the Issuer’s ability to obtain the Financing or any alternative financing.

The foregoing descriptions of the Merger Agreement and the Transactions, including the Merger, are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D (this “Schedule 13D”) and is incorporated herein by reference.

Merger Agreement Description

The Merger Agreement and the above description of the Merger Agreement have been included in this Schedule 13D to provide investors with information regarding the terms of the Merger Agreement and Merger. The Merger Agreement and the above description of the Merger Agreement are not intended to provide any other factual information about the Issuer, Acquisition LLC, Merger Sub, or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties of the Issuer, Acquisition LLC, and Merger Sub. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what an investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the parties and their respective subsidiaries that are included in reports, statements, and other filings made with the SEC and the Transaction Statement on Schedule 13E-3 to be filed by the Issuer, Acquisition LLC, and certain other persons in connection with the Merger. Investors should not rely on the representations, warranties, and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Acquisition LLC, Merger Sub, or any of their respective subsidiaries, affiliates, or businesses.

Voting Agreement

In connection and concurrently with the execution of the Merger Agreement, the Issuer entered into individual Voting Agreements, each dated as of December 23, 2025, with certain stockholders consisting of the members of the Acquisition Group (collectively, the “Voting Agreements”), under which such stockholders have agreed, subject to the terms and conditions set forth in the Voting Agreements, to (i) vote the respective shares of Issuer Capital Stock they currently beneficially own (collectively, the “Subject Shares”) in favor of the Merger Agreement and Merger at the Issuer Stockholders Meeting and at any adjournment or postponement thereof, and (ii) not to sell, sell short, transfer (including by gift), pledge, encumber, assign or otherwise dispose of, or enter into any contract for any of the foregoing, (subject to certain permitted transfers) any of the Subject Shares. The Voting Agreements provide for customary representations, warranties and covenants by the Issuer and the stockholders party thereto, and will terminate automatically and without further action upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the date of a change in the Issuer Board Recommendation, (c) a written agreement between the Issuer and any stockholder party to the Voting Agreements to terminate such stockholder’s Voting Agreement, provided that any such termination shall be effective only with respect to such stockholder, and (d) the Effective Time. The number of votes subject to the Voting Agreements aggregate to 6,622,872, giving effect to the voting power of the Issuer Common Stock (one vote per share) and Issuer Class C Common Stock (25 votes per share). For the avoidance of doubt, the votes represented by the Subject Shares shall not be counted for purposes of obtaining the Disinterested Stockholder Approval under Section 144(c) of the Delaware General Corporation Law. The foregoing summary of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached hereto as Exhibit 9 and incorporated herein by reference.